                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                            Beyond.com Corporation
                   ----------------------------------------
                               (Name of Issuer)

                                 Common Stock
                   ----------------------------------------
                        (Title of Class of Securities)

                                   08860E101
                               ----------------
                                (CUSIP Number)

                               December 31, 2000
             ----------------------------------------------------
             Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]    Rule 13d-1(b)
[x ]    Rule 13d-1(c)
[  ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                            ---------------------------

  CUSIP No. 08860E101                 13G           Page 2 of 18 Pages
------------------------                            ---------------------------

--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Name Citadel Limited Partnership
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [x]
                                                                     -
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois limited partnership
          U.S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
                                  0
     NUMBER OF     -------------------------------------------------------------
      SHARES         6    SHARED VOTING POWER
   BENEFICIALLY           $14,700,000 in principal amount of 10 7/8 Convertible
     OWNED BY                Notes (convertible into 3,474,595 shares of Common
       EACH                  Stock)/1//2/
    REPORTING             1,448,580 shares of Common Stock
      PERSON       -------------------------------------------------------------
       WITH          7    SOLE DISPOSITIVE POWER
                                  0
                   -------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                          See Row 6 above.
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2/
                                                                    [X]
                                                                     -
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 10.0% as of December 31, 2000./2/ (Based on 45,757,159 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the
      10 7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
                               PN; HC
--------------------------------------------------------------------------------

--------------------------
/1/ The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/ Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

------------------------                            ---------------------------

  CUSIP No. 08860E101                 13G           Page 3 of 18 Pages
------------------------                            ---------------------------


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Name GLB Partners, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                     -
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware limited partnership, U.S.A.
--------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
                                  0
     NUMBER OF     -------------------------------------------------------------
      SHARES         6    SHARED VOTING POWER
   BENEFICIALLY           $14,700,000 in principal amount of 10 7/8 Convertible
     OWNED BY                Notes (convertible into 3,474,595 shares of Common
       EACH                  Stock)/1//2/
    REPORTING             1,448,580 shares of Common Stock
      PERSON       -------------------------------------------------------------
       WITH          7    SOLE DISPOSITIVE POWER
                                  0
                   -------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                          See Row 6 above.
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2/
                                                                    [X]
                                                                     -
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
--------------------------------------------------------------------------------
      Approximately 10.0% as of December 31, 2000.2/ (Based on 45,757,159
      shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the
      10 7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON*
                               PN; HC

--------------------------------------------------------------------------------

---------------------------
/1/ The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/ Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

------------------------                            ---------------------------

  CUSIP No. 08860E101             13G               Page 4 of 18 Pages
------------------------                            ---------------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware limited liability company
           U.S.A.
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY           $14,700,000 in principal amount of 10 7/8 Convertible
                             Notes (convertible into 3,474,595 shares of Common Stock)1/2/
     OWNED BY             1,448,580 shares of Common Stock
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                          See Row 6 above.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/2/

                                                                    [X]
-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 10.0% as of December 31, 2000.2/ (Based on 45,757,159 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the
      10 7/8 Convertible Notes referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
                              OO; HC

------------------------------------------------------------------------------

1/The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

2/Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

------------------------                            ---------------------------

  CUSIP No. 08860E101             13G               Page 5 of 18 Pages
------------------------                            ---------------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name  Kenneth Griffin
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S. Citizen
           U.S.A.
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY           $14,700,000 in principal amount of 10 7/8 Convertible
                             Notes (convertible into 3,474,595 shares of Common Stock)1/2/
     OWNED BY             1,448,580 shares of Common Stock
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                          See Row 6 above.
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*/2/                                                  [X]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 10.0% as of December 31, 2000./2/ (Based on 45,757,159 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the
      10 7/8 Convertible Notes referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
                               IN

------------------------------------------------------------------------------

/1/The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP NO. 08860E101                 13G                       Page 6 of 18 Pages

--------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Name Citadel Trading Group, L.L.C.
--------------------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [X]
                                                                 (b)   [ ]
--------------------------------------------------------------------------------
   3.      SEC USE ONLY
--------------------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware limited liability company
                U.S.A.
--------------------------------------------------------------------------------
                  5.   SOLE VOTING POWER
  NUMBER OF                   0
   SHARES       ----------------------------------------------------------------
BENEFICIALLY      6.   SHARED VOTING POWER
  OWNED BY             $14,700,000 in principal amount of 10 7/8 Convertible
    EACH                Notes (convertible into 3,474,595 shares of Common
  REPORTING             Stock)/1/2/
   PERSON               1,448,580 shares of Common Stock
   WITH         ----------------------------------------------------------------
                  7.   SOLE DISPOSITIVE POWER
                              0
                ----------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       See Row 6 above.
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Row 6 above.
--------------------------------------------------------------------------------
  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*2/                                                  [X]
                                                                              -
--------------------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          Approximately 10.0% as of December 31, 2000./2/ (Based on 45,757,159 shares of Common Stock issued and outstanding as of December 31,
          2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON*
                    OO
--------------------------------------------------------------------------------


/1/The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP No. 08860E101                 13G                       Page 7 of 18 Pages

--------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Name Wellington Partners Limited Partnership
--------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [X]
                                                                       ---
                                                                 (b)   [ ]
--------------------------------------------------------------------------------
   3.      SEC USE ONLY
--------------------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Illinois limited partnership
                    U.S.A.
--------------------------------------------------------------------------------

  NUMBER OF       5.  SOLE VOTING POWER
   SHARES                   0
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY        6.  SHARED VOTING POWER
    EACH              $14,700,000 in principal amount of 10 7/8 Convertible
  REPORTING            Notes (convertible into 3,474,595 shares of Common
   PERSON              Stock)/1/2/
    WITH               1,448,580 shares of Common Stock
                 ---------------------------------------------------------------
                  7.  SOLE DISPOSITIVE POWER
                            0
                 ---------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER
                      See Row 6 above.
--------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        See Row 6 above.
--------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES/2/                                                [X]
--------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        Approximately 10.0% as of December 31, 2000.2/ (Based on 45,757,159 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the
        10 7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON*
               PN; HC
--------------------------------------------------------------------------------

/1/The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP No. 08860E101                  13G                      Page 8 of 18 Pages

--------------------------------------------------------------------------------
   1.
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Name Olympus Securities, Ltd.
--------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [X]
                                                                       ---
                                                                 (b)   [ ]
--------------------------------------------------------------------------------
   3.      SEC USE ONLY
--------------------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Bermuda company
--------------------------------------------------------------------------------
                  5.  SOLE VOTING POWER
  NUMBER OF                  0
   SHARES        ---------------------------------------------------------------
BENEFICIALLY      6.  SHARED VOTING POWER
  OWNED BY            $14,700,000 in principal amount of 10 7/8 Convertible
    EACH               Notes (convertible into 3,474,595 shares of Common
  REPORTING            Stock)/1/2/
   PERSON              1,448,580 shares of Common Stock
    WITH         ---------------------------------------------------------------
                  7.  SOLE DISPOSITIVE POWER
                             0
                 ---------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER
                      See Row 6 above.
--------------------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           See Row 6 above.
--------------------------------------------------------------------------------
   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*/2/
                                                                             [X]
                                                                              -
--------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Approximately 10.0% as of December 31, 2000./2/ (Based on 45,757,159 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------

/1/The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP NO. 08860E101                13G                        Page 9 of 18 Pages

--------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Name Aragon Investments, Ltd.
--------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [x]
                                                                 (b)   [ ]
--------------------------------------------------------------------------------
   3.      SEC USE ONLY
--------------------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Bermuda company
--------------------------------------------------------------------------------
  NUMBER OF       5.  SOLE VOTING POWER
   SHARES                   0
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY        6.  SHARED VOTING POWER
    EACH             $14,700,000 in principal amount of 10 7/8 Convertible Notes
  REPORTING           (convertible into 3,474,595 shares of Common Stock)1/2/
   PERSON             1,448,580 shares of Common Stock
    WITH        ----------------------------------------------------------------
                  7.  SOLE DISPOSITIVE POWER
                            0
                ----------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER
                      See Row 6 above.
--------------------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           See Row 6 above.
--------------------------------------------------------------------------------
   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*2/                                           [x]
--------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Approximately 10.0% as of December 31, 2000.2/ (Based on 45,757,159 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON*
                     CO
--------------------------------------------------------------------------------

1/The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

2/Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP No. 08860E101                  13G                     Page 10 0f 18 Pages

--------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Name Kensington Global Strategies Fund, Ltd.
--------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [X]
                                                                       ---
                                                                 (b)   [ ]
--------------------------------------------------------------------------------
   3.      SEC USE ONLY
--------------------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                 Bermuda company
--------------------------------------------------------------------------------
                  5.  SOLE VOTING POWER
  NUMBER OF                 0
   SHARES        ---------------------------------------------------------------
BENEFICIALLY      6.  SHARED VOTING POWER
  OWNED BY           $14,700,000 in principal amount of 10 7/8 Convertible Notes
    EACH                (convertible into 3,474,595 shares of Common Stock)/1/2/
  REPORTING           1,448,580 shares of Common Stock
   PERSON        ---------------------------------------------------------------
    WITH          7.  SOLE DISPOSITIVE POWER
                            0
                 ---------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER
                      See Row 6 above.
--------------------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           See Row 6 above.
--------------------------------------------------------------------------------
   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*/2/                                              [x]
--------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Approximately 10.0% as of December 31, 2000./2/ (Based on 45,757,159 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON*
                  CO; HC
--------------------------------------------------------------------------------

/1/The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

CUSIP NO. 08860E101                  13G                     Page 11 of 18 Pages

--------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Name Jackson Investment Fund, Ltd.
--------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [X]
                                                                       ---
                                                                 (b)   [ ]
--------------------------------------------------------------------------------
   3.      SEC USE ONLY
--------------------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                             Cayman Islands company
--------------------------------------------------------------------------------
                  5.  SOLE VOTING POWER
  NUMBER OF                 0
   SHARES        ---------------------------------------------------------------
BENEFICIALLY      6.  SHARED VOTING POWER
  OWNED BY           $14,700,000 in principal amount of 10 7/8 Convertible Notes
    EACH                (convertible into 3,474,595 shares of Common Stock)/1/2/
  REPORTING           1,448,580 shares of Common Stock
   PERSON        ---------------------------------------------------------------
    WITH          7.  SOLE DISPOSITIVE POWER
                            0
                 ---------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER
                      See Row 6 above.
--------------------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           See Row 6 above.
--------------------------------------------------------------------------------
   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*/2/                                               [x]
                                                                             -
--------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Approximately 10.0% as of December 31, 2000./2/ (Based on 45,757,159 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in Row 6 above.)
--------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON*
                 CO
--------------------------------------------------------------------------------

/1/The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company, on June 1 and December 1 of each year. See Footnote 1 in Item 4.

/2/Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

------------------------                             --------------------------

CUSIP No. 08860E101                 13G                Page 12 of 18 Pages
------------------------                             --------------------------


Item 1(a)       Name of Issuer:   BEYOND.COM CORPORATION

      1(b)      Address of Issuer's Principal Executive Offices:

                                    3200 Patrick Henry Drive
                                    Santa Clara, California 95054

Item 2(a)       Name of Person Filing
Item 2(b)       Address of Principal Business Office
Item 2(c)       Citizenship
                                    Citadel Limited Partnership
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Illinois limited partnership

                                    GLB Partners, L.P.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Delaware limited partnership

                                    Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Delaware limited liability company

                                    Kenneth Griffin
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    U.S. Citizen

                                    Citadel Trading Group, L.L.C.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Delaware limited liability company

------------------------                             --------------------------

CUSIP No. 08860E101                 13G                Page 13 of 18 Pages
------------------------                             --------------------------



                                    Wellington Partners Limited Partnership
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Illinois limited partnership

                                    Olympus Securities, Ltd.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Bermuda company

                                    Aragon Investments, Ltd.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Bermuda company

                                    Kensington Global Strategies Fund, Ltd.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Bermuda company

                                    Jackson Investment Fund Ltd.
                                    c/o Citadel Investment Group, L.L.C.
                                    225 W. Washington
                                    9th Floor
                                    Chicago, Illinois 60606
                                    Cayman Islands company

      2(d)      Title of Class of Securities:

                                    Common Stock, par value $0.001 per share

      2(e)      CUSIP Number:       08860E101.

------------------------                             --------------------------

CUSIP No. 08860E101                 13G                Page 14 of 18 Pages
------------------------                             --------------------------



Item 3    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

          (a)     [__]   Broker or dealer registered under Section 15 of the
                         Exchange Act;

          (b)     [__]   Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c)     [__]   Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act;

          (d)     [__]   Investment company registered under Section 8 of the
                         Investment Company Act;

          (e)     [__]   An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E);

          (f)     [__]   An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);

          (g)     [__]   A parent holding company or control person in
                         accordance with Rule 13d-1(b)(ii)(G);

          (h)     [__]   A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;

          (i)     [__]   A church plan that is excluded from the definition of
                         an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)     [__]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box.
                                                                             [x]
Item 4    Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
CITADEL TRADING GROUP, L.L.C.
WELLINGTON PARTNERS LIMITED PARTNERSHIP
OLYMPUS SECURITIES, LTD.
ARAGON INVESTMENTS, LTD.
KENSINGTON GLOBAL STRATEGIES FUND, LTD.
JACKSON INVESTMENT FUND LTD.

------------------------                             --------------------------

CUSIP No. 08860E101                 13G                Page 15 of 18 Pages
------------------------                             --------------------------


      (a)       Amount beneficially owned:

$14,700,000 in principal amount of 10 7/8 Convertible Notes (convertible into
   3,474,595 shares of Common Stock)./1/
1,448,580 shares of Common Stock.

      (b)       Percent of Class:

Approximately 10.0% as of December 31, 2000./1/ (Based on 45,757,159 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the 10 7/8 Convertible Notes referred to in item (a) above.)

      (c)       Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote:

                               0

                (ii)    shared power to vote or to direct the vote:

                        See item (a) above.

                (iii)   sole power to dispose or to direct the disposition of:

                               0

                (iv)    shared power to dispose or to direct the disposition of:

                        See item (a) above.

/1/ The 10 7/8 Convertible Notes accrue interest at a rate of 10 7/8% per annum from September 11, 2000, payable in cash or shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), at the Company's option, on June 1 and December 1 of each year. As of December 31, 2000, the 10 7/8 Convertible Notes had accrued interest of approximately $131,394. If the Company elects to pay the interest payment in shares of Common stock, the Common Stock will be valued at 90% of the average of the closing prices for the five trading days immediately preceding the second trading day prior to the interest payment date (every June 1 and December 1) for which interest will be paid in shares of Common Stock.

The securities reported herein include (i) 1,448,580 shares of Common Stock and
(ii) shares of Common Stock that the Reporting Persons may acquire in the future through the conversion of $14,700,000 in principal amount of the Company's
10 7/8 Convertible Notes due December 1, 2003 which may be converted by the Reporting Persons, at any time prior to the close of business on December 1, 2003, into shares of Common Stock at the conversion price equal to $2.875, subject to adjustment upon certain dilutive events. The 10 7/8 Convertible Notes were issued on September 11, 2000.

------------------------                             --------------------------

CUSIP No. 08860E101                 13G                Page 16 of 18 Pages
------------------------                             --------------------------


Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Persons cannot be the "beneficial owners" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5      Ownership of Five Percent or Less of a Class:
                                Not Applicable.

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
                                Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                                See Item 2 above.

Item 8      Identification and Classification of Members of the Group:
                                Not Applicable.

Item 9      Notice of Dissolution of Group:
                                Not Applicable.

Item 10     Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------------------                             --------------------------

CUSIP No. 08860E101                 13G                Page 17 of 18 Pages
------------------------                             --------------------------

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated this 13th day of February, 2001               /s/ Kenneth Griffin
                                                   -----------------------------
                                                        Kenneth Griffin

CITADEL LIMITED PARTNERSHIP                             CITADEL INVESTMENT GROUP, L.L.C.

By:   GLB Partners, L.P.,                               By:   /s/ Kenneth Griffin
      its General Partner                                  ---------------------------------------
                                                           Kenneth Griffin, President

By:   Citadel Investment Group, L.L.C.,
      its General Partner                               OLYMPUS SECURITIES, LTD.

By: /s/ Kenneth Griffin                                 By:  Citadel Limited Partnership,
   --------------------------------------                    its Trading Manager
      Kenneth Griffin, President

GLB PARTNERS, L.P.                                      By:  GLB Partners, L.P.,
                                                             its General Partner
By:   Citadel Investment Group, L.L.C.,
      its General Partner                               By:  Citadel Investment Group, L.L.C.,
                                                             its General Partner
By: /s/ Kenneth Griffin
   --------------------------------------
      Kenneth Griffin, President                        By: /s/ Kenneth Griffin
                                                           ---------------------------------------
                                                            Kenneth Griffin, President

CITADEL TRADING GROUP, L.L.C.                           ARAGON INVESTMENTS, LTD.

By:   Citadel Limited Partnership,                      By:  Citadel Limited Partnership,
      its Managing Member                                    its Trading Manager

By:   GLB Partners, L.P.,                               By:  GLB Partners, L.P.,
      its General Partner                                    its General Partner

By:   Citadel Investment Group, L.L.C.,                 By:  Citadel Investment Group, L.L.C.,
      its General Partner                                    its General Partner

By:   /s/ Kenneth Griffin                               By:  /s/ Kenneth Griffin
   --------------------------------------                  ---------------------------------------
      Kenneth Griffin, President                             Kenneth Griffin, President

------------------------                             --------------------------

CUSIP No. 08860E101                 13G                Page 18 of 18 Pages
------------------------                             --------------------------


KENSINGTON GLOBAL STRATEGIES
FUND, LTD.

By:   Citadel Limited Partnership,
      its Trading Manager

By:   GLB Partners, L.P.,
      its General Partner

By:   Citadel Investment Group, L.L.C.,
      its General Partner

By: /s/ Kenneth Griffin
   ------------------------------------------------
      Kenneth Griffin, President


JACKSON INVESTMENT FUND LTD.

By:   Citadel Limited Partnership,
      its Trading Manager

By:   GLB Partners, L.P.,
      its General Partner

By:   Citadel Investment Group, L.L.C.,
      its General Partner

By: /s/ Kenneth Griffin
   ------------------------------------------------
      Kenneth Griffin, President


WELLINGTON PARTNERS LIMITED PARTNERSHIP

By:   Citadel Limited Partnership,
      its General Partner

By:   GLB Partners, L.P.,
      its General Partner

By:   Citadel Investment Group, L.L.C.,
      its General Partner

By: /s/ Kenneth Griffin
   -----------------------------------------
      Kenneth Griffin, President